UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-7092

(Check One):

☒ Form 10-Q for the quarterly period ended March 31, 2026

☐ Form 10-K

☐ Form 20-F

☐ Form 11-K

☐ Form 10-D

☐ Form N-CEN

☐ Form N-CSR

For Period Ended: March 31, 2026

PART I — REGISTRANT INFORMATION

RELIABILITY INCORPORATED

22505 Gateway Center Drive
P.O. Box 71
Clarksburg, Maryland 20871

(202) 965-1100

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) ☒ The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

(c) ☐ The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Company requires additional time to complete customary review and approval processes associated with the preparation of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. Accordingly, the Company was unable to file the report within the prescribed time period without unreasonable effort or expense. The Company currently expects to file the Quarterly Report within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark Speck
(202) 965-1100

(2) Have all other periodic reports required under Section 13 or 15(d) during the preceding 12 months been filed?
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?
☒ Yes ☐ No

The Company anticipates reporting increased revenues for the quarter ended March 31, 2026 compared to the corresponding prior-year period, primarily driven by growth in its Employer of Record and Staffing Solutions business segments. The Company also anticipates reporting a net loss for the quarter. Final financial results remain subject to completion and review of the Quarterly Report on Form 10-Q and therefore remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED

By:	/s/ Mark Speck
Mark Speck
Chief Financial Officer

Date: May 15, 2026